EXHIBIT 12.1

CIT Group Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31, 2005		Year Ended December 31, 2004		Year Ended December 31, 2003		Three Months Ended December 31, 2002		Year Ended September 30, 2002	Nine Months Ended September 30, 2001
Net income	$ 936.4		$ 753.6		$ 566.9		$141.3		$(6,698.7)	$ 263.3
Provision for income taxes	464.2		483.3		361.6		90.3		367.6	236.3

Earnings before provision
for income taxes	1,400.6		1,236.9		928.5		231.6		(6,331.1)	499.6

Fixed charges:
Interest and debt
expenses on
indebtedness	1,894.3		1,242.6		1,348.7		349.5		1,464.6	1,636.9
Minority interest
in subsidiary
trust holding
Solely debentures of the
Company, before tax	17.7		17.5		8.8		4.4		16.9	14.4
Interest factor-one-third
of rentals on real and
personal properties	14.3		13.4		14.4		3.8		15.6	13.5

Total fixed charges	1,926.3		1,273.5		1,371.9		357.7		1,497.1	1,664.8

Total earnings before
provisions for income
taxes and fixed charges	$3,326.9		$2,510.4		$2,300.4		$589.3		$(4,834.0)	$2,164.4

Ratios of earnings to
fixed charges	1.73	x	1.97	x	1.68	x	1.65	x	(1)	1.30	x

(1)	Earnings were insufficient to cover fixed charges by $6,331.1 million in the year ended September 30, 2002. Earnings for the year ended September 30, 2002 included a goodwill impairment charge of $6,511.7 million in accordance with SFAS 142, “Goodwill and Other Intangible Assets.”